SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                          Commission File Number:   000-24293

                                                  CUSIP Number:   502079 10 6

(Check One)

|_|      Form 10-K and Form 10-KSB  |X|     Form 11-K

|_|      Form 20-F       |_|   Form 10-Q and Form 10-QSB   |_|   Form N-SAR

         For period ended  December 31, 2002

|_|      Transition Report on Form 10-K and Form 10-KSB

|_|      Transition Report on Form 20-F

|_|      Transition Report on Form 11-K

|_|      Transition Report on Form 10-Q and Form 10-QSB

|_|      Transition Report on Form N-SAR

         For the transition period ended
                                          ---------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

         Full Name of Registrant: LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust

         Former Name if Applicable:  N/A

         Address of Principal Executive Office (Street Number):
         3600 Mueller Road

         City, State and Zip Code:  St. Charles, Missouri 63301

                                     Part II
                             Rule 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense |X|

         (b) The subject annual report on Form 10-K will be filed on or before the 15th calendar day following the prescribed due date |X|

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached |_|

                                    Part III
                                    Narrative

         The Annual Report on Form 11-K for year ended December 31, 2002 (the "Report") for the LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust (the "Plan") as filed with the Securities and Exchange Commission reflects a filing date of July 1, 2003. The Report was due on or before June 30, 2003. The Plan initially attempted to file the Report with the Securities and Exchange Commission prior to the filing deadline of June 30, 2003, but the SEC rejected the filing due to the Plan's submission of the Report utilizing EDGAR filing codes for the Plan rather than LMI Aerospace, Inc. (the "Company"). The Plan immediately resubmitted the Report utilizing the Company's filing codes;
however, by the time the Plan was able to resubmit the Report, the filing deadline had passed. Because the Plan's inability to file related to a technical inability to file the Report on the EDGAR system, the Plan could not have eliminated the reasons causing its inability to timely file the Report without unreasonable effort and expense.

                                     Part IV
                                Other Information

         (1) Name and telephone number of person to contact in regard to this notification.

                  Lawrence E. Dickinson          (636) 946-6525

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

         The LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                     LMI AEROSPACE, INC. PROFIT SHARING AND
                                     SAVINGS PLAN AND TRUST

                                     By: LMI Aerospace, Inc.


Date: July 1, 2003                   By: /s/ Lawrence E. Dickinson
                                        ----------------------------------------
                                        Lawrence E. Dickinson
                                        Chief Financial Officer and Secretary



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                                  EXHIBIT INDEX


       Exhibit                                                     Page
        Number                Exhibit                              Number
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                              None